UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Final Transcript

TRILOGY CAPITAL: Peace Arch Conference Call

December 20, 2007/10:30 a.m. CDT

SPEAKERS

Michael Briola – Executive Vice President

Jeff Sagansky - CEO

John Flock – President & COO

ANALYSTS

Steven Gold – Claris Securities

Vince Mogul – Westwind Partners

David Zelekov – Laidlaw & Company

Austin Parlette – Mutual Securities

Mark Maroly – Don Allen Financials

Aneet Szachesny – Conaris Capital Management

David Engel – Private investor

Bill Anderson – Recreation Realty

PRESENTATION

 Moderator

Welcome to the Peace Arch Entertainment conference call. At this time all participants are in listen-only mode.  Later we’ll conduct a question and answer session and instructions will be given at that time.  As a reminder, the conference is being recorded.    I would now like to turn the call over to our host, Mr. Michael Briola.  Please go ahead.

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

M. Briola

Thank you.  Good morning, ladies and gentlemen.  I’m Michael Briola, Executive Vice President of Trilogy Capital Partners.  I’m pleased to welcome you to today’s Peace Arch Entertainment conference call.

Before we get started, I would like to read a cautionary statement.  This conference call may contain forward-looking statements made by the senior management of Peace Arch that involve risks and uncertainties that could affect Peace Arch’s ability to achieve anticipated financial results.  Additionally, certain statements contained in this call that are not based on historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Peace Arch Entertainment intends that forward-looking statements in the call be subject to the Safe Harbor …thereby.  Peace Arch’s actual entertainments could differ materially from the results projected in or implied by such forward-looking statements as the result of the risk factors, including the risk factors set forth in the company’s filings with the SEC.

Additionally, if you are one of the several U.S.-based shareholders with an investment in ContentFilms, we are requesting that you kindly remove yourself from this conference call now.  Please be advised that Peace Arch will not be able to answer any questions regarding the company’s year-end filing.

With that, I’d like to introduce Mr. Jeff Sagansky, Chief Executive Officer; and Mr. John Flock, President and Chief Operating Officer of Peace Arch Entertainment.

J. Sagansky

Good morning, everyone.  Thanks for joining the call.  We announced earlier today that we had signed an LOI to make an offer to acquire ContentFilm.  The proposed acquisition would create a powerful sales and distribution company with a large library of film and TV shows.  The two companies are very complementary in they fit together in a way that the combination will create opportunities that neither alone would have.  What I would like to do briefly is highlight to you the many advantages of the proposed transaction.

First, the combination would create a much enhanced North American DVD operation.  ContentFilm owns Allumination Filmworks.  It’s a wholly owned subsidiary, which is a DVD distributor in the U.S. with a direct vendor relationship with Wal-Mart.  Wal-Mart still accounts for almost 40% of the U.S. DVD sales.  Outside of the major studios, there are only three other independents that go direct to Wal-Mart.

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

Allumination also has direct relationships with Hollywood Videos, Sam’s Club, Movie Gallery, and a host of other retailers.  As you know, Peace Arch entered the U.S. home video business early this year with the acquisition of Trinity Home Entertainment, but combining these two U.S. businesses really supercharges the entire video business.  Peace Arch would be a major independent with this acquisition in both the United States and Canada in the home video area.

The second benefit of the proposed combination would be the creation of an industry-leading TV and film sales company, powered by a very large library.  Content’s TV sales arm, Fireworks, controls the library of almost 3,000 hours of high quality TV series programming.  In addition, Content also owns and distributes 120 feature films.

Peace Arch, on the other hand, has a library of more than 600 feature films and 250 hours of lifestyle programming.  Peace Arch, unlike Content, is also acquiring and producing about 50 features a year.

So you put these two companies together.  You have a significant sales company, powered by a library of series, movies, reality, and documentary.  The breadth of product and the size of the TV sales operation will create lots of opportunities to distribute product for producers who are really looking for that broad, distribution platform.

One of the factors that most excites us about the proposed combination is the executive talent that we would bring into Peace Arch.  CEO John Schmidt is a very savvy entrepreneur, who has a strong finance background and was instrumental in building October Films prior to him building up ContentFilms.  Greg Phillips, who runs Fireworks, is acknowledged as one of the most capable sales chiefs in the global TV marketplace.  In addition, Kerry McCluggage, the chairman of Allumination, Geoff Webb, Content’s CFO, and Jamie Carmichael, who heads Contents International film sales would also be key players in the new company.

While the principle reason for doing this deal would be to get our distribution platform to scale and to create a more multi-faceted company, there’s also the benefit of cost savings in everything from office space to public company costs to redundant personnel.  Now by U.K. securities rules, I can’t tell you on this call, what those cost savings will be.  We’ll have a later release to that effect, but the savings are significant.  They’re

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

real; they’re achievable.  We already have a detailed plan for how we can get there.

Getting to a firm offer is going to require bank financing to support our bid.  We have strong interest from a bank very familiar and supporter of this transaction and the two companies.  Over the next six weeks, we’re going to work with them to get a loan guaranty done.

Executing this deal will require approximately $35 million to buy half of the ordinary shares that will not roll into Peace Arch shares.  In addition, Content has a debt of approximately $22 million that will also be part of the new facility.

So we still have a lot of work to do, including some diligence on both sides, but if we can get to a financed offer in the next, say, six to eight weeks, we hopefully will close the entire transaction by the end of March.

Both of these companies are very excited by what could be created here.  Certainly, this will be the largest Canadian production/distribution company and one of the strongest independents anywhere.

So, with that, I will take questions.

Moderator

We have a question from Steven Gold with Claris Securities.  Please go ahead.

S. Gold

Just a question here on the gross margins, they’re noticeably higher than what we’re accustomed to seeing in North America.  Can you talk to the reason for that?  Is it either on the home entertainment side or perhaps on the TV sales side?

J. Sagansky

This is Content’s gross margins?

S. Gold

Right.

J. Sagansky

The business that Content is principally in is TV sales, film sales.  They’re not in the production business, which tends to have lower margins.  That’s principally the reason.  They’re in the video business as we are.  In general, when you’re distributing library that you already own, the gross margins are much higher.

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

S. Gold

Just as a follow-up to that, as these two companies get integrated under the assumption that the financing comes through and so forth, is that something you can kind of see as the new co, less of a focus on the actual production,  more so on the higher margin business?

J. Sagansky

We will continue to produce, but actually, that’s going to enhance the whole thing because when you’re going out with library product and you’ve got new production behind it, both series production as well as movie production, it really just helps the library sales a great deal.  So we’re going to be in the production business and probably even more importantly in the acquisition business.

S. Gold

If I could just sneak one more question in here, from a financial perspective and a tax position, maybe this is a better question for Mara, but in terms of taxes over the next year, … you guys actually paying taxes halfway through 2008.  Can you give us some sort of guidance on that?  Is there any sort of tax credits that you can get as a result of this?

J. Sagansky

There are some tax credits.  Content has considerable tax loss carry forwards, but I am not sure I can talk directly to that on this call.

Moderator

I have a question from Ben Mogil with Westwind.  Please go ahead.

B. Mogil

A couple questions, if we look at Fireworks, and I saw this experience with Hawaiian Films after they bought the Canadian rights to Fireworks, Ken West hadn’t done much with it, so you saw the initial burst of licensing.  And then after a while, it trailed off as the first cycle licensing was largely complete.  Can you give us the sense of the Fireworks International Library; where they are in your view of the licensing, how much of the products that had first cycle licenses done already, how much is left to do, if you will?

J. Sagansky

You’d have to ask them directly, but we’ve obviously done a great deal of diligence. What excites us about the Fireworks operation is they have a deep library of product that is going on third and fourth cycle.  It’s a lot of action, adventure product, which you can license again and again and again.

I think what really has impressed us about Fireworks is, he’s got a whole bunch of Greg Phillips and Content has got a whole bunch of new series that they’re licensing from … by the way, Canadian producers, as well as U.S. producers.  So the mix is going much more every year toward the

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

licensing of first cycle and newer product.  And as the older product continues to get licensed, but certainly not at the rates it was in first and second cycle, the mix is going to this newer product.  That’s what’s fantastic about this.

Outside of the major studios, Content is probably the premier series distributor in the world outside of the studios.  For all those independents that don’t want to get lost in the studio distribution, and the studios obviously always want to distribute their product first, the stuff that they own, this is really the most viable alternative.

B. Mogil

So when I look at the LTN numbers as of September that Content put out today and I compare them against the March numbers, you saw revenue flat, but you saw obviously the EBIT DA kick down.  Is that a function of Allumination entirely, or is there some cycling off of Fireworks?

J. Sagansky

I think you’d have to ask them.  I think they told you there were some seasonal issues there.  I think most of that was Allumination.

Moderator

Our next question is from David Zelekov with Laidlaw and Company.  Please go ahead.

D. Zelekov

Hello.  Is the purchase or the pending acquisition of Content, are they currently earning money?  Would that be accretive to your earnings?  Can you give us any guidance on full year revenue and/or earnings?

J. Sagansky

I can’t give you guidance on either theirs or ours.  If you look at what they did last year, they did about $40 million in top line and about $8 million to $8.5 million in EBIT DA.  We’re very confident about their business, their business model going forward.  There’s a very solid profitability there.  There’s good margins.  Then you’ve got the savings, which we’re going to detail in a later release.  So we wouldn’t do this unless we thought it was very accretive.

Moderator

We have another question from Austin Parlette with Mutual Securities.  Please go ahead.

A. Parlette

Does this acquisition and all this work that you’re doing have anything to do with the delay in the earnings release at all?

J. Sagansky

No, it really has nothing to do with it at all.  We’ve been talking to Content off and on I would say for about a year-and-a-half.  This just all

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

happened to come together now.  I think we’ve talked about the reason for the delay in earnings, but I will state it again for anybody that hasn’t heard.

And that is we had a departure of Gary Howsam in the middle of the audit.  The audit was difficult to begin with because in the last year, we’ve acquired three private companies: Trinity, Duffer Gate, and Castle Hill, all of which had different accounting systems and different financial reporting systems.  The auditors have had to get their hands around all of that.  Then in light of the departure, the board asked the auditor to really give us a full review of everything.  That’s what the auditors are doing.  So we expect that process to be done in the next few days, but we want to get to the finish line as much as you do.

Moderator

Next question is from the line of Mark Maroly with Don Allen Financials.  Please go ahead.

M. Maroly

I’ve looked at the three deals you completed earlier in the year. You didn’t announce them while they were pending.  Any particular reason why you’re announcing this before it’s actually done?

J. Sagansky

Well, we actually did announce that we had LOI’s out there, pending diligence.  We actually did announce that, that way.  In fact, John Flock do you want to talk to that?

J. Flock

Historically, we’ve announced the deals when we signed binding letters of intent.  We’re a little more restricted in this deal because U.K. law governs.  So we have to do an initial announcement when we’ve negotiated the letter, but we haven’t yet signed a formal offer, which is the next step in the process.  Fundamentally, we’re at the same stage we were in the prior deals, which is we’ve negotiated the price.  We know what the plan is.  There’s still diligence to be done; we have to finalize our financing.  Basically, we’ve announced it at the same point in the transaction as we always have historically.

J. Sagansky

The other thing is that with the financing requirement here when we go out there and secure the financing, we didn’t want this to leak out while we’re looking for and securing the financing.  So we wanted to be very cautious about that.  By the way, Content wanted to announce this now at this stage as well.

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

Moderator

I have a question from Aneet Szachesny with Canaris Capital Management.  Please go ahead.

A. Szachesny

Hello, guys.  Just a quick question, can you just broadly explain how this will work with the Trinity acquisition because these guys are both distributors, correct?

J. Sagansky

That’s right.

A. Szachesny

How do you see them working together?  I haven’t done too much work on Content this morning.

J. Sagansky

Under the proposed transaction, it would all be one North American operation.  The key thing to know about Trinity is that the primary vendor relationship they have is with Aphis, which is the Army/Air Force stores where they have a direct relationship.  They take in a lot of independents.  Trinity doesn’t go direct to Wal-Mart.  They’re just really opening a lot of the retail accounts that Allumination has already had in place for years.  So they’re actually extremely complementary in terms of their vendor relationships.

Then in putting the two companies together, I think that they’ll really be a full distributor across the whole array of U.S. retailers, big boxes and otherwise.  I think with this, we could be seeing that a lot of independents will be distributing through us.  As I said, there’s only three other independents that go direct to Wal-Mart.  Wal-Mart still controls the bulk of DVD sales.  They’ve got a 40% market share.  So if you go direct with them and you’ve got the product (new product that we’re generating, product that can be acquired), it can be an extremely good business.

By the way, I’ll add one other thing: we have a direct relationship with Wal-Mart in Canada.  It has accounted for, largely, the rapid growth of our Canadian business.  Next question.

Moderator

 We have a question with David Engel, a Private Investor.  Please go ahead.

D. Engel

Quick question, are the management of Peace Arch investors in ContentFilm historically?  If so, are there any special precautions that need to be done to avoid the appearance of self-dealings?

J. Sagansky

We can’t.  I’m an investor in Content.  I had to abstain from really voting on this at all, which I have done.  As I said, though, the two companies have probably been talking for a year-and-a-half.  They know each other

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

extremely well; they know each other’s business very well.  I think I’m the only big shareholder on both sides.  I had to abstain from any vote on the consideration or the deal making.  That was really led by Drew Craig.

Moderator

Our next question is from Joyce Anderson with Recreation Realty.  Please go ahead.

B. Anderson

Actually, this is Bill Anderson from Recreation Realty.  We’re private shareholders of Peace Arch.  The question that we had had really was and maybe this question should be directed to John.  I’m with the perception that the company about, when we’re finally going to get past that drag and the negative with regard to the incident with Gary.

J. Flock

We’ll get our year end out.  The Content acquisition, if it happens, is the transformative transaction for the company, not withstanding what’s happened to the share price in the last couple of months since Gary’s incident.  It’s been a very solid business.  I think we recover very quickly after the calendar year-end.  People come back from the holidays. They begin to look at our numbers again, and it reaffirms the story we’ve been telling all year, which is the company has been growing rapidly.  We’ve been diversifying our revenue streams.

If we close the Content deal, which we very much expect to do, it’s really blue skies for the company in terms of just stepping up the scale of our business, spreading out our operations even further, building distribution strength, attracting new projects.  I think, overall, once people begin to digest what we’ve done in 2007, how the management changes have affected the company in a positive way, what impact Content is likely to have on the future of Peace Arch, I think people are going to be extremely positive about the prospects for the company.

Moderator

We have our next question from Ben Mogil with Westwind Partners.  Please go ahead.

B. Mogil.

Hello, guys.  So I know that there’s a number of shares, which will be issued are up to 19.5 million.  Can you guys talk about Syntek?  Are they taking all cash, or are they taking some shares?  What about both Jeff and Kerry, have you guys announced which form of consideration you’re going to be taking?

J. Sagansky

I can’t talk for Kerry, but I am definitely going to roll whatever I have.  I feel very strongly about the transaction.  I can’t talk for Syntek, but again,

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

we’re not going to go ahead as a condition of our offer.  At least 50% of the shareholders have to roll into Peace Arch and we’re very confident we’re going to get there.

Moderator

We have another question from Mark Maroly with Don Allen Financial.  Please go ahead.

M. Maroly

I don’t want to beat a dead horse here, but almost for a month now of what I’ve been getting conveyed to me is, you’re 99% of the way done your audit.  Is there any way to provide any color at this time as to what the one percent hang-up is?  Can you provide any color at all on that?

J. Sagansky

We can’t.  You know why.  We just can’t talk to it.  I wish I could, but I’m not allowed to.  We can’t do it.

Moderator

Our next question is from Aneet Szachesny with Canaris Capital Management.  Please go ahead.

A. Szachesny

Hello, guys.  Getting back to the distribution stuff, in regards to that, who else are the big independent distributors?  Would it just be Lion’s Gate?  How does Content stack up … ?

J. Sagansky

The big independents are Lion’s Gate, which is the largest, and then, the next one would be Anchor Bay, which is now owned by Liberty.  So there’s one other that I know of that has a direct relationship with Wal-Mart.  We won’t be as big as Lion’s Gate, but in the proposed combination, we’d certainly be in the Anchor Bay area, so we’d be significant.   The key thing here is that when you’ve got a full array of direct relationships in the retail area, and then you’ve got the ability to acquire and make new programming, you’ve got a very, very strong independent.

The third independent, by the way, is Genius.  You’ve seen what’s happened to them this year.  They’ve done extremely well in building their business.  Again, they’ve built it on the back of the Weinstein product, again, through acquisition.  So the direct relationships are the key thing.

Moderator

We have no further questions at this time.

J. Sagansky

Thanks, everyone.

TRILOGY CAPITAL

Host: Michael Briola

December 20, 2007/10:30 a.m. CDT

Moderator

That ends our question and answer session.  That does conclude the conference for today.  The replay will be available today after 1 p.m. until noon on January 20th of 2008 at midnight.  You may access the Executive Replay Service at anytime by dialing 1-800-475-6701 and entering the access code 903802.  International participants may dial in by using 1-320-365-3844.  That does conclude the conference for today.  Thank you for your participation and using AT&T’s Executive Teleconference Service.  You may now disconnect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	December 21, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

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